UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 1-10346
CUSIP NUMBER: 29246J200

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

EMRISE Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9485 Haven Avenue, Suite 100
Address of Principal Executive Office (Street and Number)

Rancho Cucamonga, CA 91730
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

EMRISE Corporation and its subsidiaries (collectively referred to as the “Company”) are engaged in the business of designing, manufacturing and marketing proprietary electronic devices and communications equipment for aerospace, defense, industrial, and communications applications.  The Company is presently unable to complete its consolidated financial statements for the year ended December 31, 2008, and thereby unable to file its Annual Report on Form 10-K for this period in a timely manner without unreasonable effort or expense because management has not had sufficient time to (i) complete its procedures associated with the consolidated financial statements as a result of the significant time commitment that was required of the Company’s executive officers and employees in connection with the consummation of the sale of substantially all of the assets of the Company’s Digitran division and all of the issued and outstanding equity interests of its wholly-owned subsidiary, XCEL Japan, Ltd. on March 20, 2009 as more fully described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 2009 (the “Digitran Sale”) and (ii) complete a pending amendment to the Company’s credit facility with its senior lender necessitated by the mutually desired completion of the Digitran Sale.

The Company is currently operating under the terms of a forbearance agreement with its lender, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 2009, as it seeks to complete a pending amendment to the Company’s credit facility with its senior lender as a result of the Digitran Sale. The forbearance agreement provides, among other things, that the Company and its lender will revise financial covenants and amend the terms of the credit facility by April 10, 2009. Although the Company anticipates that it and the lender will be successful in their collective efforts to set revised financial covenants, necessitated by the sale of Digitran, on or prior to April 10, 2009, no assurance can be given that the Company will in fact be successful in this regard.

The Company’s independent registered public accounting firm, Hein & Associates LLP, has advised the Company that failure to amend its credit facility may require adjustments to the December 31, 2008 consolidated financial statements, including, among other things, recording the Company’s obligations under its credit facility as current liabilities and the possibility of a “going concern” qualification being included in their audit opinion regarding the Company’s financial statements for the year ended December 31, 2008, if the amendment to the credit facility is not obtained.

As a result of these matters, management of the Company requires additional time to complete its consolidated financial statements and to complete the pending amendment to the Company’s credit facility with its senior lender. The Company plans to file its Annual Report by April 15, 2009, in compliance with Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. John Donovan	(909)	987-9220
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Company’s independent auditors.  The Company’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Company’s net sales for the year ended December 31, 2008 are expected to be approximately $59 million as compared to net sales for the year ended December 31, 2007 of $51.3 million. The increase is primarily due to the inclusion of approximately $6 million of additional net sales associated with the acquisition of Advanced Control Components (“ACC”) in August 2008 and higher sales of other of its electronic device businesses and is partially offset by the negative impact of converting net sales denominated in currencies other than the U.S. dollars into U.S. dollars for consolidated U.S. reporting purposes at much less favorable exchange rates than a year ago (primarily due to decreases in the exchange rate of the British pound sterling and the euro as compared to the U.S. dollar).

Gross profit is expected to increase from $17.4 million (or 33.8% of net sales) for the year ended December 31, 2007 to approximately $22.6 million (or 38% of net sales) for the year ended December 31, 2008.  The expected increase in gross profit dollars and gross profit as a percentage of net sales is due, in part, to the added contribution of ACC along with overall improved gross profit as a percent of sales in the Company’s electronic devices segment.

During the fourth quarter of 2008, the Company expects to record a non-cash impairment charge of approximately $6.6 million in connection with the write down of substantially all of the carrying value of the goodwill and other intangible assets of its communications segment. Largely due to this non-cash impairment charge, operating expenses, which includes sales, general and administrative and engineering expenses, is expected to increase from $18.2 million for the year ended December 31, 2007 to approximately $26.5 million for the year ended December 31, 2008.  The balance of the estimated increase in operating expenses is primarily due to including additional operating expenses in connection with the acquisition of ACC.

Due to the non-cash impairment charge of $6.6 million described above, for the year ended December 31, 2008, loss from operations is expected to increase to approximately $3.9 million as compared to a loss from operations of $0.8 million in the prior year.  Partially offsetting the impact of the impairment charge is the improved gross profit as described above.

Loss before income taxes for the year ended December 31, 2008 is expected to be between approximately $6.8 million to $7.4 million as compared to the loss before income taxes of $1.2 million for the year ended December 31, 2007.  Again, this loss is almost entirely due to the non-cash impairment charge of $6.6 million described above.

Due to the impact of the recent acquisition of ACC in August 2008, and the recent sale of substantially all of the assets of the Company’s Digitran division in March 2009, the Company has not yet completed its analysis of its income tax obligation for the year ended December 31, 2008.  The Company estimates the overall income tax provision for 2008 to be in the range of $500,000 to $1 million.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding EMRISE Corporation and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “plans,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final audited financial results as of, and for the year ended December 31, 2008, will comport with the preliminary information summarized in this Form.  No assurances can be given that the Company will be successful in its attempts to negotiate with its lender an amendment to the Company’s credit facility. Also, during finalization of the Company’s Annual Report on Form 10-K the Company may identify further events which would constitute further breaches of its credit agreement requiring the receipt of one or more waivers from the Company’s lender.  The Company cannot assure its investors that any such waivers could be obtained or, if obtained, the terms thereof, or that the Company will not receive a qualified audit opinion from its independent registered public accounting firm if such waivers were required and were not obtained and/or if the Company and its lender were unable to reach agreement on the amended financial covenants.  Material risks and uncertainties exist regarding these matters, and the Company assure its investors that the pending amendment to its credit facility and filing with be completed on the terms described herein, or at all.  In addition, investors should also review the factors contained in the “Risk Factors” section of EMRISE Corporation’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2008 and the “Risk Factors” section of EMRISE Corporation’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

EMRISE Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2009	By:	/s/ D. John Donovan
		Name:	D. John Donovan
		Title:	Vice President Finance and Administration